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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11019387

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H.Leblang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lila Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schulman Wolfson & Abruzzo, LLP
(Name – *if individual, state last, first, middle name*)

1001 Avenue of Americas New York, New York 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

M. H. Leblang, INC.

Financial Statements

December 31, 2010

M H Leblang, Inc.
Financial Statements

December 31, 2010

Index

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 964-8300
Fax: (908) 964-9090

Board of Directors
M. H. Leblang, Inc.
New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2010, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, pages 8, 9, and 10, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP
New York, New York
February 23, 2011

M. H. Leblang, Inc.

Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash	$ 20,750	
Investment in annuity	19,631	
Commissions' receivable	6,246	
Due from stockholder/officer	10,175	
Total Current Assets		$ 56,802
Loan Receivable		33,855
Total Assets		$ 90,657

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued expenses		$ 6,000
Income taxes payable		2,277
Total Current Liabilities		8,277
Stockholder's Equity		
Capital stock, no par value, 200 shares authorized and outstanding	$ 5,000	
Retained earnings	69,635	
Accumulated other comprehensive income	7,745	
Total Stockholder's Equity		82,380
Total Liabilities and Stockholder's Equity		$ 90,657

See notes to financial statements

M. H. Leblang, Inc.

Statement of Income
Year Ended December 31, 2010

Revenues		
Commission income		$ 157,418
Expenses		
Accounting	$ 10,500	
Commission expense	75,938	
Computer expense	750	
Insurance	2,624	
Fees and licenses	2,760	
Miscellaneous	200	
Administration	9,855	
Office expense	3,970	
Postage	1,247	
Rent	18,962	
Telephone	2,758	
Travel	5,456	
Utilities	1,920	
Total Expenses		136,940
Income from Operations		20,478
Income Taxes		(2,276)
Net Income		18,202
Other Comprehensive Income		
Unrealized gain on investment in annuity		4,232
Comprehensive Income		$ 22,434

M. H. Leblang, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Shares	Amount	Retained Earnings	Other Comprehensive Income	Total
Balance – January 1, 2010	200	$ 5,000	$ 51,433	$ 3,513	$ 59,946
Net Income	--	--	18,202	--	18,202
Unrealized gain on investment in annuity	--	--	--	4,232	4,232
Balance – December 31, 2010	200	$ 5,000	$ 69,635	$ 7,745	$ 82,380

See notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from Operating Activities	
Net income	$ 18,202
Adjustments to reconcile net income to net cash by operating activities	
Changes in operating assets and liabilities:	
Commissions' receivable	2,395
Income tax refunds receivable/payable	7,856
Accrued expenses	(1,000)
Net cash used in Operating Activities	27,453
Cash flows from Investing Activities	
Increase in loan receivable	(14,655)
Increase in due from stockholder/officer	(8,901)
Net cash used in Financing Activities	(23,556)
Increase in Cash	3,897
Cash – beginning of year	16,853
Cash – end of year	$ 20,750

See notes to financial statements

M. H. Leblang, Inc.

Notes to Financial Statement

1. **OPERATIONS AND ORGANIZATION**

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions' Receivable

Commissions' receivable consisted of amounts due from insurance companies, mutual funds, etc, The Company records a provision for doubtful accounts based on prior collection experience, creditworthiness and current economic trends, if necessary.

Investment in annuity

Investment in annuity is reported at fair value.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

Financial Instruments

The Company considers the carrying amounts of financial instruments, including cash, commissions' receivable, due from stockholder/officer and accrued expenses to approximate their fair values because of their relatively short maturities which approximate fair value.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. INVESTMENT IN ANNUITY

As of December 31, 2010, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

4. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company was due on demand, without interest, and was repaid in 2011.

5. LOAN RECEIVABLE

Loan receivable from a customer is due on demand, without interest. The loan receivable is expected to be repaid from an existing annuity or from the proceeds of a life insurance policy, which has been provided as collateral.

6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010, the Company paid commissions of $11,343 to relatives of the shareholder/officer.

7. INCOME TAXES

Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as of December 31, 2010.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2010, the Company had net capital of $18,719 which was $13,719 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.74 to 1.

9. CONSIDERATION OF SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurring after December 31, 2010 through February 23, 2011, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

M. H. Leblang, Inc.

Supplemental Information
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2010

Total stockholder's equity		$ 82,380
Deductions		
Non-allowable assets		
Investment annuity	(19,631)	
Due from officer	(10,175)	
Loan receivable	(33,855)	
		(63,661)
Net Capital		$ 18,719
Net Capital Required		$ 5,000

See notes to financial statements

M. H. Leblang, Inc.

Supplemental Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission
December 31, 2010

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2010 in accordance with Rule 15c3-3(k) (2) (ii).

M. H. Leblang, Inc.

Supplemental Information
Reconciliation under Rule 17a-5(d) (4) of
The Securities and Exchange Commission
December 31, 2010

Reconciliation of Computation of Net Capital

Net capital, per FOCUS Report, Part 11A	$	18,719
Reconciling items		None
Net Capital, as defined, per page 8	$	18,719

See notes to financial statements

Schulman Wolfson & Abruzzo, LLP
certified public accountants and advisors
1001 Avenue of the Americas, Suite 1000, New York, NY 10018
Phone: (212) 868-5781 • Fax: (212) 868-5782
www.swallp.com

New Jersey Office
2 King Arthur Court, Suite A
North Brunswick, New Jersey 08902
Phone: (908) 264-8300
Fax: (908) 264-9090

February 23, 2011

Board of Directors
M H Leblang, Inc.
300 East 56th Street, #6F
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of M H Leblang, Inc. (Company), as of and for the year ended December 31, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses, as defined above. This report does not affect our report thereon dated February 23, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

Schulman Wolfson & Abruzzo, LLP

Schulman Wolfson & Abruzzo, LLP

OATH OR AFFIRMATION

I, Lila Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Lila LeBlang
Signature

____
Title

____
Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*